INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

July 22, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of the Ramius Dynamic Replication Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley of the staff of the Securities and Exchange Commission (the "Commission") by telephone on June 2, 2010, for the Ramius Dynamic Replication Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 102 filed concurrently with this correspondence.

Prospectus

1.	Investment Objective on page 2 – Please review the Fund's investment objective and explain what “market beta and beta timing” mean and/or provide in plain English format.

RESPONSE:  The Fund has revised the description of its investment objective and provided a plain English description of "market beta" and "beta timing" in the Prospectus.  The disclosure now reads:  "The Fund seeks to replicate the returns attributable to: (i) the exposure of the Ramius Custom Actively Managed Composite (the "RCAM Composite") to various markets (which we refer to as its "beta") and (ii) the changes in that market exposure from month to month (which we refer to as its "beta timing").  The RCAM Composite's market exposures, or beta, will be measured in respect to one or more market indicators, including equity index levels, equity sub-index levels, interest rates, currency exchange rates and commodities index levels."

The Fund also has added disclosure describing the RCAM Composite, its objective and how the Adviser constructs and manages the RCAM Composite.

2.	Fees and Expenses of the Fund on page 2 – Add the required paragraph from Form N-1A regarding purchasing shares at various breakpoints.

RESPONSE:  The requested change has been made.  The following language has been added in the introduction to the fees and expenses table:  "You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in Class A shares of the Fund.  More information about these and other discounts is available from your financial professional and in the section titled "Class A Shares" on page 21 of the Prospectus."

3.	Annual Fund Operating Expenses on page 2– Include a line item for “acquired fund fee and expenses” if amount is greater than 1 basis point.

RESPONSE:  The requested change has been made.  A line item for "acquired fund fee and expenses" has been added to the fees and expenses table.

4.	Annual Fund Operating Expenses on page 2– Include a line item for “dividend expense on short sales” if applicable.

RESPONSE:  The Fund currently does not expect to incur material expenses associated with short sales of dividend-paying securities and, as such, does not believe it is appropriate to add a line item for dividend expenses on short sales to the fees and expenses table.  The Fund will, however, monitor these expenses and, as appropriate, revise the sub-items under "Other expenses" in the event that these expenses become material.

5.	Shareholder Fees on page 2– Consider including the 1% CDSC for Class A large purchases in the table.

RESPONSE:  The Fund believes that the current disclosure format is more appropriate for investors and, in any event, is not misleading or confusing.  The Fund respectfully requests the staff of the Commission waive this comment.

6.
Principal Investment Strategies on pages 3 and 9 – Provide a clearer description of the Ramius Index.  In addition, revise this section to be more plain English and easier to understand for the average investor.

RESPONSE:  The Fund has revised the description of its investment objective and principal investment strategies to respond to the staff's general comment seeking clarification on the construction and rebalancing of the RCAM Index (now, the RCAM Composite) and the implementation of the Fund's replication strategy.  Of particular note:

(a)  The Fund has removed reference to "RCAM Index" in the Prospectus.  The Fund recognizes the staff's concern about the use of the term "index" when referring to proprietary structures, the underlying constituents of which are subject to change by the investment adviser in its sole discretion.  As such, the Fund has replaced the term "RCAM Index" with "RCAM Composite." .

(b)  The Fund has added disclosure clarifying how the RCAM Composite is constructed.  As disclosed in the Prospectus, the RCAM Composite is a proprietary composite of an uninvested portfolio of hedge funds that encompass a wide range of alternative asset strategies (i.e., equity long/short, credit-based, event-driven, fixed income arbitrage, convertible arbitrage or multi-strategy).  The hedge funds included in the RCAM Composite are dynamic and will vary based on the Advisor's current market outlook and assessment of the hedge fund industry generally.  The universe of potential Composite constituents is not subject to any limitations based on the size of a constituent, track record, investment strategies, asset classes or other limitations commonly imposed by third-party broad-based hedge fund indices.

(c)  The Fund also has added disclosure clarifying how the RCAM Composite is rebalanced.  As disclosed in the Prospectus, the RCAM Composite is actively managed and maintained by the Advisor.  The RCAM Composite is rebalanced twice a month using current information on the Advisor's outlook of the various hedge fund strategies and styles (as described in the Prospectus)  in a given market environment, changes in the universe of potential Composite constituents and detailed risk assessments of the overall portfolio.

The Fund has revised the disclosure in the Prospectus detailing the methodology behind the construction of the RCAM Composite to provide additional detail to inform investors of the complex nature of the Composite.  As disclosed in the Prospectus and acknowledged by the staff, the RCAM Composite was not created in connection with the Fund, nor will the Advisor alter the Composite in connection with its use by the Fund.  Details concerning the RCAM Composite methodology and construct are generally confidential and the Fund's shareholders will not have access to all available information outlining, among other things, the details of the Advisor's investment process, the various asset classes and strategies analyzed by the Advisor, or the constituents of the Composite, all of which may vary over time.  In addition to this disclaimer, the Fund has revised the risk disclosure in the Prospectus to provide additional to inform investors of the various risks associated with investing in the Fund, especially surrounding the Fund's potential investments in various derivative instruments.

(d)  The Fund believes has revised the Prospectus disclosure describing how the Fund seeks to replicate the returns attributable to the market beta and beta timing components of the RCAM Composite to make it more plain English.

SAI

7.	Trustees and Officers Table of page B-27 – Add the other directorships currently held by the Trustees and in the past five years.

RESPONSE:  The requested change has been made.  The Trustees and Officers table includes all other directorships held by the Trustees during the past five years.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/ Joy Ausili

Joy Ausili
Investment Managers Series Trust
626-914-1360